Exhibit 97.1

Mesa Laboratories, Inc.
Executive Compensation Clawback Policy

Purpose

This Clawback Policy (this “Policy”) has been adopted by the Compensation Committee of the Board of Directors (the “Committee”) of Mesa Laboratories, Inc. (the “Company”) effective as of November 2,, 2023 (the “Effective Date”). The purpose of this Policy is to provide the Committee with the ability to recover erroneously awarded “Incentive Compensation” (as defined below) from “Covered Employees” (as defined below”) in the event of an “Accounting Restatement” (also defined below).

The Committee (or if there is no Committee, the independent members of the Company’s Board of Directors (the “Board”)) shall have full authority to interpret and enforce the Policy (to the extent administering this Policy, the Committee or the independent members of the Board are referred to herein as the “Administrator”).

For purposes of this Policy, “Company” shall include any subsidiary or affiliate of the Company.

Accounting Restatement

For the purposes of this policy, Accounting Restatement means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

Covered Employees

For purposes of this Policy, “Covered Employee” means any current or former Section 16 officer of the Company, unless otherwise required by Listing Rule 5608 of the Nasdaq Stock Market.

Incentive Compensation

For purposes of this Policy, “Incentive Compensation” means any of the following, provided that, such compensation is granted, earned, or vested wholly or in part upon the attainment of a financial reporting measure: (1) the amount of (or payment or value received with respect to) a Covered Employee’s annual incentive awards under the Company’s short-term incentive plan or program (for example, the company’s cash bonus plan); (2) the stock options, stock appreciation rights, restricted stock or units, and performance-based equity or equity-based awards (or any amount attributable to such awards) to the Covered Employee under the Company’s equity incentive plans or other long-term incentive plans or programs (for example, the PSU plan); and (3) any other incentive-based compensation in respect of any Company plan or agreement. Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, including, but not limited to, the following: (1) stock price; (2) total shareholder return; (3) revenue; (4) operating income; (5) EBITDA; (6) funds from operations; (7) liquidity measures such as working capital or operating cash flow; (8) return measures such as return on invested capital or return on assets; (9) earnings measures such as earnings per share; (10) revenues growth; (11) adjusted operating income; and (12) any other financial measures as determined by the Administrator.

Amount Subject to Recovery

In the event of an Accounting Restatement, the Administrator will review the Incentive Compensation paid, granted, vested or accrued by Covered Employees based on the prior inaccurate results, and shall seek recovery on a pre-tax basis of Incentive Compensation received by any “Covered Employee” (as defined above) during the three completed fiscal years immediately preceding the date on which the Company was required to prepare the Accounting Restatement, to the extent such Incentive Compensation would not otherwise have been received by the Covered Employee had the correct performance data had been used.

In such event, as permitted by applicable law, the Administrator will seek to recover or cancel the excess, if any, of (i) any Incentive Compensation paid or accrued based on the belief that the Company had met or exceeded performance thresholds, over (ii) the Incentive Compensation that would have been paid or granted to the Covered Employee, or the Incentive Compensation in which the Covered Employee would have vested, had the actual payment, granting or vesting been calculated based on the accurate data or restated results, as applicable (the “Overpayment”).

If the Administrator cannot determine the amount of the Overpayment directly from the information in the accounting restatement, (i.e. the TSR portion of a performance award) then it will make its determination based on a reasonable estimate of the effect of the accounting restatement, which may require the use of a specialist. For Incentive Compensation based on stock price or total shareholder return, where the amount of Overpayment is not subject to mathematical recalculation directly from the information in an accounting restatement: (A) the amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive Compensation was received and (B) the Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to the national securities exchange on which the Company’s securities are listed as required by the listing standards of such national securities exchange.

Recovery Process

If the Administrator determines to seek recovery of a Covered Employee’s Incentive Compensation under this Policy, the Company shall have the right to demand that the Covered Employee repay such Incentive Compensation to the Company. In addition, the Administrator may seek to recover any shares issued in connection with such Incentive Compensation and to require the Covered Employee to pay to the Company the proceeds resulting from the sale or other disposition of shares issued upon the exercise of options or the settlement or vesting of equity awards.

To the extent the Covered Employee does not reimburse the Company for the demanded Incentive Compensation, the Company shall have the right to enforce the repayment through the reduction or cancellation of outstanding and future compensation and, if necessary or desirable, to sue for repayment. To the extent any shares have been issued under vested awards or such shares have been sold by the Covered Employee, the Company shall have the right to cancel any other outstanding stock-based awards with a value equivalent to the Overpayment, as determined by the Administrator.

The recovery of Incentive Compensation under this Policy will not give rise to any person’s right to voluntarily terminate employment for “good reason,” or due to a “constructive termination” (or any similar term of like effect) under any plan, program or policy of or agreement with the Company or any of its affiliates.

No Additional Payments

In no event shall the Company be required to award Covered Employees an additional payment if the restated or accurate financial results would have resulted in a higher Incentive Compensation payment.

No Indemnification

The Company shall not indemnify any Covered Employee against the loss of any incorrectly awarded Incentive Compensation, nor shall the Company directly or indirectly pay or reimburse any person for any premiums for third-party insurance policies that such person may elect to purchase to fund such person’s potential obligations under this Policy.

Administration of Policy

The Administrator shall have the exclusive power and authority to administer this Policy, including, without limitation, the right and power to interpret the provisions of this Policy and to make all determinations deemed necessary or advisable for the administration of this Policy, including, without limitation, any determination as to: (a) whether an Accounting Restatement has occurred; and (b) what constitutes Incentive Compensation. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Listing Rule 5608 of the Nasdaq Stock Market and Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any applicable rules or standards adopted by the Securities and Exchange Commission.

Administrator Determination Final

Any actions, interpretations and determination by the Administrator in good faith with respect to this Policy shall be final, conclusive and binding on all interested parties.

Impracticability

The Administrator shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable as a result of any of the following three conditions being met:

(i) The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Administrator must make a reasonable attempt to recover the excess Incentive Compensation, documented such attempt(s) and provided such documentation to the Nasdaq Stock Market;

(ii) Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of excess Incentive Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the Nasdaq Stock Market, that recovery would result in such a violation and a copy of the opinion is provided to the Nasdaq Stock Market; or

(iii) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder..

Amendment and Termination

The Board or the Committee may at any time in its sole discretion supplement or amend any provision of this Policy in any respect, terminate this Policy in whole or part, or adopt a new policy relating to recovery of Incentive Compensation with such terms as the Committee or the Board determine in their sole discretion to be appropriate. Unless otherwise required by applicable law, this Policy shall no longer be effective from and after the date that the Company no longer has a class of securities listed on a United States national securities exchange.

Application of Policy

This Policy applies to all Incentive Compensation granted, paid or credited by the Company. Application of the Policy does not preclude the Company from taking any other action to enforce a Covered Employee’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings.

Other Recoupment Rights

The Administrator intends that this Policy will be applied to the fullest extent of the law. The Administrator may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date of this Policy shall, as a condition to the grant of any benefit thereunder, require a Covered Employee to agree to abide by the terms of this Policy. The Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Covered Employee that is required pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement, any statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of the Policy), and any other legal remedies available to the Company; provided, however, that any amounts recouped, recovered or clawed back under any law or other policy that would be recoverable under this Policy shall count toward any required recoupment, recovery or clawback under this Policy and vice versa, in each case without duplication.

Successors

This Policy shall be binding and enforceable against all Covered Employees and their beneficiaries, heirs, executors, administrators or other legal representatives.

Effective Date

This Policy shall be effective as of the Effective Date and shall apply to any Incentive Compensation that is received (the date that the financial measure determining the Incentive Compensation was achieved) by the Covered Employee on or after October 2, 2023.

[To be Signed by the Company’s Executive Officers]

Executive Compensation Clawback Policy Acknowledgment

I, the undersigned, agree and acknowledge that I am a “Covered Employee” as defined in the Mesa Laboratories, Inc. Executive Compensation Clawback Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”), and I am fully bound by, and subject to, all of the terms and conditions of the Policy. In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. In the event it is determined by the Company that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company pursuant to the Policy, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

By: [Name]

[Title]

[Date]